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August 8, 2013

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Dell Inc.

Definitive Proxy Statement on Schedule 14A

Filed May 31, 2013

Current Report on Form 8-K

Filed August 2, 2013

File No. 000-17017

Dear Mr. Panos:

On May 31, 2013, Dell Inc. (“Dell” or the “Company”) filed a definitive proxy statement on Schedule 14A (the “Proxy Statement”) for the special meeting of Dell stockholders to consider adopting the merger agreement, dated February 5, 2013 between the Company and certain entities owned by Michal S. Dell and Silver Lake Partners (the “Special Meeting”). On August 2, 2013, Dell filed a Current Report on Form 8-K announcing that (a) it had entered into an amendment to the merger agreement to, among other things, increase the consideration payable to stockholders, (b) the Special Meeting would be adjourned to September 12, 2013, and (c) a new record date of August 12, 2013 had been set for the Special Meeting. This letter responds to your question about the timing of the distribution of broker search cards in respect of the new record date.

Discussion

Under Rule 14a-13(a)(1), if a registrant knows that securities of any class entitled to vote at a meeting subject to proxy solicitation are held of record by a broker, dealer, voting trustee, bank association or other entity that exercises fiduciary powers in nominee name or otherwise, the registrant is required to distribute so-called broker search cards, inquiring with respect to beneficial ownership of the securities so held of record. The timing of such an inquiry is governed by Rule 14a-13(a)(3), which provides, in pertinent part, that the registrant shall:

[m]ake the inquiry required by paragraph (a)(1) of this section at least 20 business days prior to the record date of the meeting of security holders, or (i) if such inquiry is impracticable 20 business days prior to the record date of a special meeting, as many days before a record date of such meeting as is practicable…

Securities and Exchange Commission	August 8, 2013

We believe that the Company made the required inquiry at least 20 business days prior to the record date for the Special Meeting when it directed the broker search to be completed on May 3, 2013 for the Special Meeting scheduled for July 18, 2013 with a record date of June 3, 2013. The Special Meeting originally convened on July 18, 2013 has not been canceled and rescheduled, but has instead been convened and been adjourned to September 12, 2013. It remains the same meeting of stockholders. Therefore, broker search cards were sent more than 20 business days in advance of the record date for this meeting, whether that record date is June 3 or August 12. We note in this regard that we have been advised by our proxy solicitors that they have continuously taken such steps as are necessary to ensure that proxy materials are being furnished to beneficial owners.

Even if the setting of a new record date were viewed as triggering a requirement under Rule 14a-13(a)(3) to re-issue broker search cards, we respectfully submit that the broker search that was conducted on August 2, 2013, the same date that the new record date was fixed, complied with Rule 14a-13(a)(3) because providing broker search cards further in advance of the August 13 record date was impracticable within the meaning of Rule 14a-13(a)(3)(i).

Under Section 7.1(b)(i) of the merger agreement, if the merger is not closed by November 5, 2013, the merger agreement can be terminated by the buyers without penalty. This deadline causes critical time constraints. The closing must be preceded by a 20 business day marketing period to permit the buyers to raise the required debt financing; and that marketing period cannot commence until all conditions to closing have been satisfied. One of those conditions is the receipt of Chinese antitrust approvals, and we are advised that Chinese consideration of the application will not begin in earnest until stockholder approval has been received. While we and the buyers intend to do everything in our power to expedite the Chinese approval process, it is imperative that we allow sufficient time for it to proceed. Holding a stockholder meeting on September 12 allows what we believe will be sufficient time but there is little or no margin for error. Accordingly, if we were required to delay the record date and, with it, the stockholder meeting, there is a very substantial risk that the transaction would fail to close, which would deprive the stockholders of the benefits of this transaction. Because the latest broker search was conducted at the first possible time once the record date was reset, and because of the substantial risks that would result from delaying the date of the reconvened meeting to accommodate a new 20 business day period between the date of the broker search and the record date for the reconvened meeting, we believe it would be impracticable to conduct the search 20 business days in advance of the new record date for the reconvened meeting, and that the search was conducted as many days prior to the record date as was practicable. We therefore believe that the Company has complied with Rule 14a-13.

We also would note that our proxy solicitors have advised us that ten calendar days will be more than adequate to obtain timely response to broker search cards, and that, in light of

Securities and Exchange Commission	August 8, 2013

increased trading in Dell stock following announcement of the amendment to the merger agreement, conducting the broker search ten calendar days, rather than 20 business days, prior to the record date should elicit responses that more accurately reflect the beneficial ownership of Dell’s stock as of the record date. Dell has also been advised by the proxy solicitors that registrants typically follow the 10 calendar day stock exchange advance notice requirement in connection with special meetings, rather than 20 business days. We would be happy to provide examples of several significant recent merger transactions where the inquiry was conducted 10 days or less prior to the record date. Accordingly, purported reliance by any market participant upon an anticipated 20 business day notice of a record date would be misplaced.

Please direct any questions that you have with respect to the foregoing to me at (212) 909-6281 or to William Regner at (212) 909-6698.

Respectfully submitted,

/s/ Jeffrey J. Rosen
Jeffrey J. Rosen

cc:	Brian T. Gladden

Dell Inc.